

June 13, 2024

Andrea Simon
Chief Financial Officer
MasterBrand, Inc.
3300 Enterprise Parkway, Suite 300
Beachwood, Ohio 44122

      Re: MasterBrand, Inc.
            Form 10-K for the Year Ended December 31, 2023
            File No. 001-41545

Dear Andrea Simon:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing